EXHIBIT 99.1

Independent Proxy Advisory Firms, ISS and Glass Lewis Recommend Allied Gold Corporation’s Shareholders Vote FOR the Arrangement Resolution in Connection with the Proposed Plan of Arrangement with Zijin Gold International

  Your vote is important no matter how many Allied Gold shares you own.
  The Board of Directors of Allied Gold Corporation unanimously recommends that Shareholders vote FOR the Arrangement Resolution.
  Shareholders who have questions or need assistance with voting may contact Allied Gold’s proxy solicitation agent, Laurel Hill Advisory Group, by calling or texting “INFO” to 1-877-452-7184 (toll free in North America), or 1-416-304-0211 (collect outside of North America), or by e-mail at assistance@laurelhill.com.

TORONTO, March 19, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC, NYSE: AAUC) is pleased to announce that two leading independent proxy advisory firms, Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. LLC ("Glass Lewis") have each recommended that the Company’s shareholders (the “Shareholders”) vote FOR the special resolution (the “Arrangement Resolution”) to approve the proposed statutory plan of arrangement (the “Arrangement”) pursuant to which Zijin Gold International Company Limited (“Zijin Gold”) will acquire all of the issued and outstanding shares of Allied Gold at a price of C$44 per share in cash.

Board Recommendation

After careful consideration and taking into account, among other things, the recommendation of a special committee of independent directors of Allied Gold’s board (the “Special Committee”) the Company’s board of directors (the “Board”), after receiving legal and financial advice, has unanimously determined, with any interested parties abstaining, that the Arrangement is fair and reasonable to Shareholders and is in the best interests of Allied. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Meeting Details

Allied Gold’s special meeting of Shareholders (the “Meeting”) at which Shareholders will vote on the Arrangement Resolution will be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time) at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9. Shareholders of record as of the close of business on February 23, 2026, are entitled to receive notice of and vote at the Meeting. Shareholders are urged to vote well in advance of the Meeting and, in any event, prior to the proxy voting deadline of 11:00 a.m. (Toronto time) on Friday, March 27, 2026. Allied Gold’s management information circular dated February 25, 2026 (the “Circular”) and related proxy materials which provide additional details about the Arrangement and information about how Shareholders can vote their shares are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca as well as on Allied Gold’s website at www.alliedgold.com.

Vote Your Shares Today

Your vote is important no matter how many Allied Gold shares you own.

Shareholder Questions and Voting Assistance

Shareholders who have questions about the information contained in the Circular or require assistance with voting their shares may contact Laurel Hill Advisory Group, Allied Gold’s proxy solicitation agent and Shareholder communications advisor:

Laurel Hill Advisory Group
Toll-Free: 1-877-452-7184 (for Unitholders in North America)
International: 1-416-304-0211 (for Unitholders outside North America)
Text Message: Text “INFO” to 1-416-304-0211 or 1-877-452-7184.
By Email: assistance@laurelhill.com

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

About Zijin Gold

Zijin Gold is one of the world’s largest gold mining companies, with operating gold mines across nine countries. Zijin Gold is a public company listed on the Hong Kong Stock Exchange, and as of January 23, 2026, had a market capitalization of approximately US$70 billion.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information in connection with the upcoming Meeting and the completion of the Arrangement. Forward-looking statements are characterized by words such as "plan", "expect", "target", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Shareholders voting in favour of the Arrangement Resolution and Allied Gold’s ability to complete the Arrangement on the timeline anticipated, or at all, including the risk that all closing conditions to completion of the Arrangement are not satisfied or waived on a timely basis or at all and the failure of the Arrangement to close for any other reason; the risk that a consent or authorization that may be required for the Arrangement is not obtained or is obtained subject to conditions that are not anticipated; the response of business partners and retention as a result of the pendency of the Arrangement; potential volatility in the price of the Allied Gold shares prior to closing of the Arrangement; and the diversion of management time on Arrangement-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of the Company’s mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information.